UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  27 October 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: 27 October, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 11-50-TR	Date:	October 27, 2011

3Q	RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2011

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported third quarter profit attributable to shareholders of $814 million, or $1.38 per share, an increase of 158% from $316 million, or $0.54 per share, in the third quarter of 2010.

“We had a very strong third quarter,” said Don Lindsay, President and CEO. “We set new records for each of revenue, gross profit and cash flow and our cash balance has grown to $4.5 billion today. Our coal division accomplished an important milestone that clearly demonstrates the benefits of the capital we are investing. We reached a new record in the quarter for total material moved, a critical step towards achieving our production growth targets.”

Highlights and Significant Items

•	Record revenue of $3.4 billion in the third quarter was up 40% from $2.4 billion in the same period a year ago.

•
Record gross profit, before depreciation and amortization, of $1.8 billion in the third quarter was 58% higher than $1.1 billion in the third quarter of 2010 primarily due to higher copper and steelmaking coal prices and increased sales volumes of copper and coal.

•	Record cash flow from operations of $1.4 billion in the third quarter was 79% higher than $771 million a year ago.

•
Quarterly profit attributable to shareholders was $814 million, or $1.38 per share. Adjusted quarterly profit was $742 million, or $1.26 per share compared with $452 million, or $0.77 per share, in the third quarter of 2010.

•	At October 26, our cash and short-term investments were $4.5 billion.

•
In our sales efforts to date, we have reached agreement with our coal customers to sell 5.6 million tonnes of coal in the fourth quarter at an approximate average price of US$255 per tonne. We continue to discuss further sales with our customers.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•
As part of our expansion plans we moved a record amount of waste burden at our coal operations in the third quarter, which was 11% higher than our previous record set in the second quarter of 2011 and 30% higher than our historic average since 2008.

•	Union employees at the Highland Valley Copper operation ratified a new five-year labour agreement in mid-October.

•
On October 26, 2011 we announced that we will pay an eligible dividend of $0.40 per share on our outstanding Class A common shares and Class B subordinate voting shares on January 3, 2012 to shareholders of record at the close of business on December 15, 2011. This represents a 33% increase from the previous dividend.

2	Teck Resources Limited 2011 Third Quarter News Release

This management’s discussion and analysis is dated as at October 26, 2011 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended September 30, 2011 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2010. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our ongoing primary focus on expanding coal and copper production is having a positive impact on our business and financial results. Investments in new mining equipment, plant upgrades and people have resulted in substantial increases in coal production and sales. Our investments at Carmen de Andacollo and Antamina have and will continue to generate increased copper production from those two operations and we continue to advance our other late stage copper development projects, particularly the Quebrada Blanca hypogene project and Relincho. Our strong balance sheet, with cash of $4.5 billion and growing, provides the financial strength and liquidity necessary to fund our very attractive portfolio of growth assets.

3	Teck Resources Limited 2011 Third Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions described in the table below, was $742 million, or $1.26 per share, in the third quarter of 2011 compared with $452 million, or $0.77 per share in the same period a year ago. The higher adjusted profit was primarily due to higher copper and coal sales volumes and favorable prices for all our major products, especially copper and coal. This was partially offset by the combined effects of a stronger Canadian dollar, higher operating costs and $113 million of after-tax negative pricing adjustments arising mainly from the decline of copper prices late in the quarter. Profit attributable to shareholders was $814 million, or $1.38 per share, in the third quarter compared with $316 million or $0.54 per share in the same period last year.

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2011	2010	2011	2010

Profit attributable to shareholders as reported	$814	$316	$2,031	$1,495
Add (deduct):
Asset sale gains	(24)	(127)	(145)	(766)
Foreign exchange (gains) losses	15	(26)	10	(40)
Derivative (gains) losses	(63)	(51)	(67)	(67)
Collective agreement charge	-	-	26	-
Financing items	-	340	-	369
Adjusted profit	$742	$452	$1,855	$991

Adjusted earnings per share	$1.26	$0.77	$3.14	$1.68

Business Unit Results

Our third quarter business unit results are presented in the table below.

Three Months ended September 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper	$808	$566	$439	$306	$362	$240
Coal	1,717	1,150	1,094	625	954	497
Zinc	855	698	281	214	255	189
Total	$3,380	$2,414	$1,814	$1,145	$1,571	$926
_____________________

*
Our financial results are prepared in accordance with IFRS. This news release refers to adjusted profit, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States. For adjusted profit we adjust profit as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4	Teck Resources Limited 2011 Third Quarter News Release

Gross profit from our copper business unit in the third quarter, before depreciation and amortization, increased by $133 million as a result of higher copper prices and the additional production from Carmen de Andacollo’s new copper concentrator, which commenced commercial production on October 1, 2010. Partially offsetting these items were higher operating costs at most of our operations and the effect of the stronger Canadian dollar. Copper production in the third quarter of 77,000 tonnes was slightly lower than a year ago as lower production and weather related problems at Quebrada Blanca were partly offset by higher production from Antamina and from additional production from Carmen de Andacollo. Sales of 85,000 tonnes in the third quarter were 19% higher than in the same period a year ago, excluding pre-commercial sales from Carmen de Andacollo in 2010. Copper prices averaged US$4.07 per pound in the third quarter of 2011, an increase of 24% from US$3.29 per pound in the same period a year ago.

Gross profit from our coal business unit in the third quarter, before depreciation and amortization, increased by $469 million primarily due to significantly higher prices and sales volumes, partially offset by higher unit operating costs and the effect of a stronger Canadian dollar. Coal production in the third quarter increased by 9% to 6.0 million tonnes compared with the same period a year ago. Movement of waste overburden was a record in the third quarter and was 20% higher than the same period a year ago, reflecting our significant investments in mobile equipment and manpower. Sales volume increased by 11% in the third quarter compared with a year ago largely due to higher production levels. Coal prices averaged US$285 per tonne in the third quarter, an increase of 43% from US$200 per tonne in the same period a year ago. The significant increase in average US dollar selling prices for the third quarter, compared with the same quarter in 2010, reflected the strong demand in the third quarter for steelmaking coal in most market areas. However, consistent with recent concerns about the global economic downturn and lower steel prices and steel production levels, coal markets weakened in terms of both price and volume at the end of the third quarter.

Gross profit from our zinc business unit in the third quarter, before depreciation and amortization, increased by $67 million compared with a year ago primarily from higher zinc and lead prices, as well as from continued strong silver prices. Zinc production from Red Dog increased 10% from a year ago to 151,100 tonnes, due to higher ore grades. Zinc concentrate sales from Red Dog increased by 10%, while lead sales decline by 48%, reflecting lower production due to lower ore grades and near-surface, weathered ore from Aqqaluk. Refined zinc production from Trail was 7% higher than a year ago at 73,100 tonnes, as production disruptions were experienced in 2010.

In addition to changes arising from our conversion to IFRS and since the first quarter, price settlement adjustments are no longer included in revenue or gross profit. The calculation of these adjustments has not changed, but we now include the adjustments in other operating income (expense) in our income statement rather than in revenue. Negative price settlement adjustments totalled $192 million ($113 million after-tax) in the quarter compared with positive adjustments of $106 million in the same period a year ago.

5	Teck Resources Limited 2011 Third Quarter News Release

Our year-to-date business unit results are presented in the table below:

Nine Months ended September 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper	$2,330	$1,734	$1,335	$1,021	$1,115	$817
Coal	4,207	3,136	2,415	1,579	2,019	1,163
Zinc	2,005	1,637	604	486	531	415
Total	$8,542	$6,507	$4,354	$3,086	$3,665	$2,395

Revenues

Revenues from operations were a record $3.4 billion in the third quarter compared with $2.4 billion a year ago. Revenues from our copper business unit increased by $242 million, primarily due to significantly higher copper prices and the additional production from Carmen de Andacollo, which contributed $150 million of the increase. Coal revenues increased by $567 million compared with the third quarter of 2010 due to significantly higher realized coal prices and an 11% rise in sales volumes. Revenues from our zinc business unit increased by $157 million due to higher zinc, lead and silver prices. The effect of the stronger Canadian dollar partially offset the impact of higher commodity prices in each of our business units.

Average Prices and Exchange Rates*

	Three months			Nine months
	ended September 30,			ended September 30,
	2011	2010	% Change	2011	2010	% Change

Copper (LME Cash - US$/pound)	4.07	3.29	+24%	4.20	3.25	+29%
Coal (realized - US$/tonne)	285	200	+43%	258	175	+47%
Zinc (LME Cash - US$/pound)	1.01	0.91	+11%	1.04	0.96	+8%
Silver (LME PM fix – US$/ounce)	39	19	+105%	36	18	+100%
Molybdenum (published price - US$/pound)	15	15	-	16	16	-
Lead (LME Cash - US$/pound)	1.12	0.92	+22%	1.15	0.94	+22%
Cdn/U.S. exchange rate (Bank of Canada)	0.98	1.04	-6%	0.98	1.04	-6%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

6	Teck Resources Limited 2011 Third Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major commodities.

Units (000's)		Production				Sales
		Third Quarter		Year-to-date		Third Quarter		Year-to-date
		2011	2010	2011	2010	2011	2010	2011	2010

Principal products

Copper (note 1 & 2)
Contained in concentrate	tonnes	63	56	182	156	68	58	184	153
Cathode	tonnes	14	23	50	72	17	23	51	75
		77	79	232	228	85	81	235	228

Coal	tonnes	5,952	5,450	16,087	17,081	6,143	5,531	16,660	17,217

Zinc
Contained in concentrate	tonnes	164	162	496	492	194	193	422	455
Refined	tonnes	73	69	216	208	69	70	214	206

Other products
Lead
Contained in concentrate	tonnes	19	27	62	93	46	86	46	89
Refined	tonnes	20	17	64	59	21	16	63	57

Molybdenum
Contained in concentrate	pounds	2,825	2,214	7,046	5,892	2,566	1,922	7,144	5,796

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the three months ended September 30, 2010 was 11,900 tonnes and 20,700 tonnes for the nine months ended September 30, 2010. Sales of copper contained in concentrate during the pre-commercial start-up in the three months ended September 30, 2010 were 10,600 tonnes and 16,600 tonnes for the nine months ended September 30, 2010.

7	Teck Resources Limited 2011 Third Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED SEPTEMBER 30

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper
Highland Valley Copper	$262	$187	$142	$103	$119	$77
Antamina	195	163	145	105	140	98
Quebrada Blanca	140	156	58	83	35	56
Carmen de Andacollo	172	22	78	4	58	-
Duck Pond	39	38	16	11	10	9
	808	566	439	306	362	240

Coal (note 1)	1,717	1,150	1,094	625	954	497

Zinc
Trail	492	340	52	30	40	18
Red Dog	416	401	227	184	213	171
Other	4	9	1	3	1	3
Inter-segment sales	(57)	(52)	1	(3)	1	(3)
	855	698	281	214	255	189

TOTAL	$3,380	$2,414	$1,814	$1,145	$1,571	$926

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

8	Teck Resources Limited 2011 Third Quarter News Release

REVENUES AND GROSS PROFIT
NINE MONTHS ENDED SEPTEMBER 30

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper
Highland Valley Copper	$ 722	$ 607	$ 394	$ 360	$ 332	$ 287
Antamina	597	469	439	304	423	288
Quebrada Blanca	423	501	209	298	143	214
Carmen de Andacollo	482	62	246	25	187	9
Duck Pond	106	95	47	34	30	19
	2,330	1,734	1,335	1,021	1,115	817

Coal (note 1)	4,207	3,136	2,415	1,579	2,019	1,163

Zinc
Trail	1,498	1,091	208	112	171	75
Red Dog	669	679	388	358	352	325
Other	15	27	2	7	2	6
Inter-segment sales	(177)	(160)	6	9	6	9
	2,005	1,637	604	486	531	415

TOTAL	$ 8,542	$ 6,507	$ 4,354	$ 3,086	$ 3,665	$ 2,395
(1)

Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

9	Teck Resources Limited 2011 Third Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Tonnes milled (000's)	10,763	10,822	30,631	31,376

Copper
Grade (%)	0.24	0.26	0.26	0.27
Recovery (%)	86.8	87.7	87.6	86.9
Production (000's tonnes)	22.8	24.1	70.0	74.6
Sales (000's tonnes)	26.8	23.8	73.5	74.8

Molybdenum
Production (million pounds)	2.0	2.0	5.1	5.0
Sales (million pounds)	1.8	1.5	5.3	4.9

Cost of sales ($ millions)
Operating costs	$111	$75	$303	$222
Distribution costs	$9	$9	$25	$25
Depreciation and amortization	$23	$26	$62	$73

Gross profit summary ($ millions)
Before depreciation and amortization	$142	$103	$394	$360
Depreciation and amortization	(23)	(26)	(62)	(73)
After depreciation and amortization	$119	$77	$332	$287

Highland Valley Copper's third quarter gross profit of $142 million, before depreciation and amortization, compared with $103 million in the same period a year ago. Significantly higher copper prices in the quarter were partly offset by higher operating costs and the effect of the stronger Canadian dollar.

Copper production of 22,800 tonnes was 5% lower than the same period last year primarily as a result of lower ore grades. Molybdenum production of 2.0 million pounds was similar to the corresponding period last year. Higher cost of sales in the quarter was primarily due to sales volumes exceeding production by 18% in the quarter and to increased waste stripping. Site expenditures during the quarter were similar to the same period last year, as cost improvement measures offset higher consumable costs, such as diesel fuel.

A significant milestone was achieved in the quarter, with completion of the two-year waste stripping and buttress placement project on the east wall of the Valley pit. Over the coming months, higher grade ore will be sourced from the Valley pit as new production areas are established on the east wall. With the buttress project now complete, focus will be on starting

10	Teck Resources Limited 2011 Third Quarter News Release

the two-year pre-stripping program for the Lornex pit extension, which will begin when related permits are received.

A $475 million mill modernization project was approved in the third quarter. Due to the age of the processing plant, significant capital investment would otherwise be required to sustain operations to the end of the current mine life. This project is being undertaken rather than repairing and replacing existing equipment, which would cost $210 million and would result in significant production downtime. The project includes the construction of new flotation and pebble crushing plants adjacent to the existing circuits which will minimize downtime, while at the same time improve copper recovery by 2%, molybdenum recovery by 3% and average mill throughput by 10% over the life of the mine. The higher throughput and recoveries, combined with modern process controls and lower maintenance requirements, are expected to lower unit operating costs by approximately 5%. The project is scheduled for completion in the fourth quarter of 2013.

A new 5 year labour agreement was ratified early in the fourth quarter. A one-time labour settlement cost of $44 million is expected to be recorded in the fourth quarter.

11	Teck Resources Limited 2011 Third Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Tonnes milled (000's)
Copper-only ore	7,623	4,848	18,405	13,101
Copper-zinc ore	1,774	4,192	9,533	14,058

	9,397	9,040	27,938	27,159
Copper (note 1)
Grade (%)	1.11	0.93	1.00	0.98
Recovery (%)	87.3	82.0	85.3	81.1
Production (000's tonnes)	93.2	71.2	238.7	217.8
Sales (000's tonnes)	86.8	85.2	239.4	222.5

Zinc (note 1)
Grade (%)	2.59	2.58	2.33	2.63
Recovery (%)	84.8	85.6	85.2	84.6
Production (000's tonnes)	31.4	87.7	187.8	308.7
Sales (000's tonnes)	33.6	84.1	188.4	321.9

Molybdenum
Production (million pounds)	3.9	1.4	8.8	4.4
Sales (million pounds)	3.6	1.9	8.4	4.2

Cost of sales (US$ millions)
Operating costs	$136	$149	$409	$402
Distribution costs	$23	$24	$67	$75
Royalties and other costs (note 2)	$55	$61	$170	$166
Depreciation and amortization	$27	$28	$80	$67

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$145	$105	$439	$304
Depreciation and amortization	(5)	(7)	(16)	(16)
After depreciation and amortization	$140	$98	$423	$288

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The increase in our 22.5% share of Antamina’s gross profit, before depreciation and amortization, was due mainly to higher copper prices, partially offset by lower zinc sales.

Tonnes milled in the third quarter were 4% higher than a year ago. The mix of mill feed in the third quarter was 81% copper-only ore and 19% copper-zinc ore, compared with 54% and 46%,

12	Teck Resources Limited 2011 Third Quarter News Release

respectively, in the same period a year ago. Copper production was 93,200 tonnes compared with 71,200 tonnes in the third quarter of 2010 as a result of the higher proportion of copper-only ores processed in the quarter. Zinc production decreased significantly to 31,400 tonnes from 87,700 tonnes in the same period a year ago due to the reduced copper-zinc ore processed in the quarter. Molybdenum production was significantly higher in the third quarter compared with a year ago as a result of higher throughput of copper-only ores with higher molybdenum grades.

The forecast cost of the Antamina expansion project remains at US$1.3 billion. The expansion is expected to increase ore throughput capacity to 130,000 tonnes per day, an increase of 30%, starting in the first quarter of 2012. In October, the new ball mill was run successfully during pre-operational testing and the new SAG mill is being prepared for a similar test. Ore is expected to be fed to the new mills before year end. Overall, the project, which includes facilities which will not be completed until late 2012, is more than 70% complete. Work on primary production facilities is over 80% complete. The expansion is not based on a technical report filed under National Instrument 43-101.

13	Teck Resources Limited 2011 Third Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Tonnes placed (000's)
Heap leach ore	1,546	1,930	4,825	5,940
Dump leach ore	5,002	5,848	17,258	13,061

	6,548	7,778	22,083	19,001
Grade (TCu%) (note 1)
Heap leach ore	0.93	0.81	0.93	0.90
Dump leach ore	0.50	0.42	0.47	0.47

Production (000's tonnes)
Heap leach ore	6.7	12.2	23.0	41.9
Dump leach ore	6.9	8.5	22.7	22.7

	13.6	20.7	45.7	64.6

Sales (000's tonnes)	15.5	20.7	46.0	67.1

Cost of sales (US$ million)
Operating costs	$82	$69	$213	$189
Distribution costs	$2	$2	$5	$7
Depreciation and amortization	$23	$26	$67	$81

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$58	$83	$209	$298
Depreciation and amortization	(23)	(27)	(66)	(84)
After depreciation and amortization	$35	$56	$143	$214

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

The decline in Quebrada Blanca’s gross profit, before depreciation and amortization, was due to lower sales volumes as a result of reduced production levels, as described below.

Copper production of 13,600 tonnes was 34% lower than the third quarter of 2010 as operations were adversely affected by a severe snow storm in early July, followed by heavy rains. The unusual precipitation contaminated leach solutions and caused difficulties with irrigation in both the heap and dump leach pads. In addition, Quebrada Blanca is now transitioning from a high grade heap leach operation to a lower grade dump leach operation and processing a greater proportion of dump leach ore in the quarter compared with a year ago.

Operating costs rose at Quebrada Blanca in the third quarter compared with the same period a year ago as a result of higher prices for sulphuric acid, diesel, fuel oil and other consumables. In addition, the effect of a stronger Chilean peso negatively impacted costs for salaries, benefits and contractor payments.

14	Teck Resources Limited 2011 Third Quarter News Release

Quebrada Blanca’s production in 2011 is now estimated to be approximately 63,000 tonnes compared with our previous guidance of 71,000 tonnes as a result of the issues caused by the heavy rains in January and unusual snow conditions in early July.

Following the previously announced geotechnical issues in the fourth quarter of last year and new infill drilling in the area, a detailed review of the mine design and production plan was recently completed. As a result of shallower pit wall angles and associated mining constraints, production is now expected to be approximately 70,000 tonnes per year for the next 3 years, with a gradual reduction thereafter towards the end of cathode production now extending into 2018. Although cathode production will be stretched over an additional year as a result of these design changes, total cathode produced from the supergene reserve is expected to be the same. The concentrate project is unaffected.

A new agreement with the staff union was successfully renegotiated in the quarter. The labour agreement with the workers’ union expires on January 31, 2012 and negotiations are ongoing.

Quebrada Blanca has been sued for patent infringement in connection with a method it has employed to re-mine heap leach stock piles with a view to enhancing leach recoveries. Quebrada Blanca is vigorously defending the action, and has brought parallel proceedings to have the patent declared invalid. While Quebrada Blanca is advised that there are defenses to the infringement suit and good grounds on which the patent should be declared invalid, there can be no assurance that the matter will be ultimately resolved in Quebrada Blanca’s favour. While it is not possible at this time to definitively estimate the extent of any potential damages, those damages are not expected to be material.

15	Teck Resources Limited 2011 Third Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Tonnes milled (000’s)	3,703	3,506	10,988	5,999
Copper (note 1)
Grade (%)	0.49	0.45	0.51	0.46
Recovery (%)	86.7	78.6	87.6	76.6
Production (000’s tonnes)	15.8	11.9	48.8	20.7
Sales (000’s tonnes)	17.9	10.6	46.8	16.6

Gold (note 2)
Production (000’s ounces)	11.8	9.8	38.5	16.4
Sales (000’s ounces)	13.5	13.0	35.3	13.0

Copper cathode
Production (000’s tonnes)	1.1	2.4	4.5	7.6
Sales (000’s tonnes)	1.1	2.9	4.7	8.3

Cost of sales (US$ million)
Operating costs	$90	$16	$226	$35
Distribution costs	$6	$-	$16	$1
Depreciation and amortization	$21	$4	$61	$15

Gross profit summary ($ millions) (note 3)
Before depreciation and amortization	$78	$4	$246	$25
Depreciation and amortization	(20)	(4)	(59)	(16)
After depreciation and amortization	$58	$-	$187	$9

(1)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the three months ended September 30, 2010 was 11,900 tonnes and 20,700 tonnes for the nine months ended September 30, 2010. Sales of copper contained in concentrate during the pre-commercial start-up in the three months ended September 30, 2010 was 10,600 tonnes and 16,600 tonnes for the nine months ended September 30, 2010.

(2)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(3)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The increase in Carmen de Andacollo’s gross profit was attributable to significantly higher sales volumes as a result of production from the new copper concentrator, which commenced commercial production on October 1, 2010.

During the third quarter, concentrator throughput was 40,250 tonnes per day compared with design capacity of 55,000 tonnes per day. Plans to increase plant throughput to meet or exceed design capacity through a series of steps are progressing on schedule. The installation of a small crusher to feed coarse ore to the pebble crusher was successfully completed in August. We increased power to the SAG mill motor, increasing its capacity by 10% by the end of September. In addition, we plan to install a 20,000 tonne per day pre-crusher plant during the

16	Teck Resources Limited 2011 Third Quarter News Release

first quarter of 2012. Concentrate recoveries continue to be above design in the quarter. The estimated cost for these optimization initiatives is approximately US$15 million.

Operating costs in the third quarter were US$90 million compared with US$16 million last year, with the increase attributable to production from the new copper concentrator.

We are conducting a feasibility study to examine adding an additional SAG mill, ball mill and other associated plant and equipment aimed at increasing annual production of contained copper to 100,000 to 120,000 tonnes. The study will include drilling to confirm additional ore reserves and will address the key issues of availability of process water and permitting requirements. The study is expected to be completed by the end of the fourth quarter of 2011. The planned plant throughput and production improvements noted above are not based on a technical report filed under National Instrument 43-101.

The labour agreement with the workers’ union expires on December 31, 2011 and negotiations are ongoing.

Duck Pond (100%)

Duck Pond’s gross profit, before depreciation and amortization, was $16 million in the third quarter compared with $11 million in the same period last year. Copper and zinc production in the quarter were 3,500 tonnes and 5,900 tonnes of contained metal, respectively, compared with 3,700 tonnes and 4,900 tonnes respectively last year. Increased zinc production was a result of higher feed grade to the mill during the quarter.

Copper Development Projects

Quebrada Blanca Phase 2

Work continues on the Quebrada Blanca concentrate project. Following the completion of engineering studies in late 2010 on the development of the hypogene resource that underlies the supergene deposit currently being mined at Quebrada Blanca, a full feasibility study commenced in early 2011. The feasibility study is expected to be completed by early 2012. As contemplated in previous studies, production would be approximately 200,000 tonnes of copper per year in concentrate plus approximately 5,100 tonnes of molybdenum per year in concentrate. Should we have a positive feasibility study and a decision to undertake project development, production could commence in early 2016. Infill and exploration drilling is ongoing with encouraging results and a new reserve and resource estimate will be forthcoming.

Although we have not disclosed preliminary cost estimates for the Quebrada Blanca project, work to date suggests that, consistent with the recently released estimate for Galore Creek, industry-wide cost pressures will affect the capital cost.

Relincho

Prefeasibility work has been completed for a major greenfields copper project at Relincho. The orebody is amenable to the production of copper concentrates by conventional grinding and flotation, with no significant risks in mining and ore treatment. A clean, saleable product can be produced. Significant infrastructure is required to support the production facilities.

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The attractiveness of the project is enhanced by our 100% ownership of the property, exploration potential outside of the known deposit area, a relatively easy terrain for construction, close proximity to services, moderate altitude, benign climate and an excellent land tenure position.

The prefeasibility work indicates that developing the 140,000 tonnes per day Relincho concentrator and associated facilities has an estimated initial capital cost of US$3.9 billion, with possible concentrate production in 2017. Copper concentrate tonnage would average 650,000 tonnes per year in the first five years of full production, containing 195,000 tonnes of copper, and averaging 600,000 tonnes per year (180,000 tonnes per year contained copper) over the 22-year mine life. Annually, an average 12,000 tonnes of molybdenum concentrate (6,000 tonnes per year contained molybdenum) could be produced as a by-product over the life of the mine. After by-product credits, the C1 cash cost of producing copper is expected to average US$1.30 over the life of the mine.

As a result of the studies completed to date, a decision was made in the third quarter to commence a full feasibility study which is expected to be complete by the end of 2012. Infill and exploration drilling is ongoing and a new resource and reserve estimate is expected at year end.

Galore Creek

Work on the prefeasibility study for the Galore Creek project was completed in July 2011. Additional environmental and engineering work is ongoing. Review of the study and the additional work will enable the partners to consider next steps for advancing the project. The copper development objectives above are not based on technical reports filed under National Instrument 43-101.

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COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Production (000's tonnes)	5,952	5,450	16,087	17,081

Sales (000's tonnes)	6,143	5,531	16,660	17,217

Average sale price
US$/tonne	$285	$200	$258	$175
C$/tonne	$279	$208	$252	$182

Operating expenses (C$/tonne)
Cost of product sold	$70	$61	$75	$59
Transportation	$31	$33	$32	$31
Depreciation and amortization	$23	$24	$24	$24

Gross profit summary ($ millions)
Before depreciation and amortization	$1,094	$625	$2,415	$1,579
Depreciation and amortization	(140)	(128)	(396)	(416)
After depreciation and amortization	$954	$497	$2,019	$1,163

Gross profit in the third quarter, before depreciation and amortization, was nearly double last year due primarily to significantly higher selling prices and higher sales volumes, partially offset by the effects of the stronger Canadian dollar and higher unit cost of product sold.

Production for the third quarter increased by 9% compared with the same quarter of 2010. The strike at our Coal Mountain mine in the third quarter of 2010 reduced our production by approximately 300,000 tonnes in the comparative quarter. Movement of overburden waste required to expose raw coal was 20% higher in the third quarter compared with the same quarter in 2010 and represents a new record, exceeding the previous record set in the second quarter of 2011 by 11%. Our investments in mobile equipment and manpower made in accordance with our growth strategy have increased our capacity to move waste and expose raw coal. With the Greenhills processing plant expansion project now complete and with the scheduled annual plant maintenance shutdowns completed at the other mines, we expect to see increased clean coal production in the fourth quarter. The project to upgrade and expand the capacity of the processing plant at our Elkview mine is currently expected to be completed in December 2011.

The increase in third quarter sales volume compared with the same quarter in 2010 primarily reflects the higher production levels.

The significant increase in average selling prices for the third quarter compared with the same quarter in 2010 reflects strong demand for high quality steelmaking coal in most market areas

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throughout the majority of the quarter and relatively limited supply available on the seaborne market.

We have agreed prices with our quarterly contract customers for the fourth quarter of 2011. Pricing of approximately US$285 per tonne for our highest quality product is consistent with prices reportedly achieved by our competitors. We currently expect our average selling prices for the fourth quarter of 2011 to be in the range of US$250 to US$255 per tonne, which reflects a range of coal products of various qualities, as well as the impact of carryover volumes from previous periods and spot sales during the quarter.

Unit cost of product sold, before transportation and depreciation charges of $70 per tonne, increased by 15%, or $9 per tonne over the same quarter of 2010. The increase in strip ratios, measured as the volume of waste material moved per tonne of clean coal produced, contributed approximately $5 per tonne to the increase in unit costs. Diesel prices were 30% higher in the third quarter compared with the same quarter in 2010, which impacted our unit costs by approximately $3 per tonne. Mining contractors are also currently being used to supplement our own workforce and equipment in order to maximize our production levels, which added approximately $3 per tonne to our unit costs in the third quarter. Partially offsetting these cost increases was the benefit of improved raw coal release in the third quarter, which resulted in a build-up of raw coal inventory stockpiles that benefitted our reported unit cost of product sold by approximately $2 per tonne compared to the third quarter of 2010.

Excluding the impact of the $40 million union labour settlement costs recorded in the second quarter, our unit cost of product sold has continued to fall in each successive quarter of 2011, from $76 per tonne in the first quarter, to $73 per tonne in the second quarter, to $70 per tonne in the third quarter. We expect our annual cost of product sold to fall within a range of $71 to $76 per tonne with unit costs trending further downward in the fourth quarter as coal production and sales volumes increase.

Unit transportation costs were $31 per tonne compared with $33 per tonne for the same quarter in 2010 due primarily to lower port loading charges, partially offset by higher rail fuel surcharges resulting from the significant increase in diesel prices. We continue to expect our annual unit transportation costs to fall within the range of $30 to $34 per tonne.

We have made good progress on a $25 million drilling program at our Elk Valley coal mines, which we expect will allow us to convert up to 400 million tonnes of coal resources to reserves in our year end reserve statement. This should result in a decrease in our depreciation and amortization charges for mineral properties by up to $140 million per year.

During the third quarter we continued to invest in Neptune Terminals to increase terminal efficiency. These capital investments are expected to increase throughput capacity to 12.5 million tonnes per year commencing in 2013 and will provide greater operating flexibility at the terminal. We currently have contractual tonnage capacity of approximately 27 million tonnes through various west coast ports, with additional capacity available if necessary. Our long-term port contracts, together with our expansion plans at Neptune, provide increased capacity in future years, in line with our growth strategy.

The feasibility study for the re-opening of our Quintette mine in northeast British Columbia is progressing. Additional work is ongoing to ensure water management plans are complete for inclusion in the permit application and to update the mine plan, based on additional drilling. This

20	Teck Resources Limited 2011 Third Quarter News Release

information will be included in the study, which is now due for completion in the first quarter of 2012. Long-lead equipment items, including trucks, shovels and drills have been ordered, preliminary on-site work has commenced, and stakeholder consultation processes are ongoing. Assuming that permits are approved on a timely basis and that development proceeds as currently planned, the mine could be in production in the second half of 2013 with production ramping up to approximately three million tonnes per year.

Work is ongoing to develop and implement selenium management plans for each of our six operating coal mines and on the Quintette project. It is also possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and implemented. We have begun to implement a number of measures, including water treatment plants, entailing expenditures of $70 million, however, our plans are not yet complete and additional costs which may be significant may be incurred.

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Metal production
Zinc (000's tonnes)	73.1	68.4	216.6	207.8
Lead (000's tonnes)	20.3	17.0	64.0	58.9
Silver (million ounces)	5.0	4.8	16.0	16.1

Metal sales
Zinc (000's tonnes)	69.3	69.6	214.0	205.5
Lead (000's tonnes)	20.1	16.1	62.5	57.1
Silver (million ounces)	5.0	4.8	15.9	15.9

Cost of sales ($ millions)
Concentrates	$326	$204	$946	$661
Operating costs	$90	$83	$270	$247
Distribution costs	$24	$23	$74	$71
Depreciation and amortization	$12	$12	$37	$37

Gross profit summary ($ millions)
Before depreciation and amortization	$52	$30	$208	$112
Depreciation and amortization	(12)	(12)	(37)	(37)
After depreciation and amortization	$40	$18	$171	$75

Gross profit at Trail, before depreciation and amortization, increased $22 million compared to the same period a year ago due to higher metal prices, particularly silver, and higher production and sales volumes of lead and silver.

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Third quarter costs for concentrate purchases increased as a result of the higher metal prices and operating costs increased in the third quarter from a year ago due to higher labour costs and supplies consistent with higher production levels.

Production levels for lead and silver are higher in part due to the Kivcet furnace continuing to run at higher feed rates. However, production of all metals was negatively impacted in the third quarter of 2010 by a two week disruption to production caused by an unscheduled outage of the third party operated oxygen plant.

We plan to invest $210 million at our Trail operations to significantly increase its capacity to recycle end-of-life electronic waste. This project includes the construction of a new slag fuming furnace and a settling furnace that will integrate into the existing lead smelting process. Construction on the project will begin in 2012 with completion scheduled for 2014.

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is now scheduled to be tried in September, 2012.

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Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Tonnes milled (000's)	959	959	2,817	2,737

Zinc
Grade (%)	19.3	17.2	18.9	18.1
Recovery (%)	81.7	82.5	82.0	82.4
Production (000's tonnes)	151.1	137.0	436.9	407.8
Sales (000's tonnes)	186.8	169.9	364.1	368.4

Lead
Grade (%)	4.8	4.9	4.8	5.5
Recovery (%)	42.2	55.7	45.7	61.5
Production (000's tonnes)	19.4	26.3	61.9	92.6
Sales (000's tonnes)	45.6	86.3	45.6	89.1

Cost of sales (US$ millions)
Operating costs	$90	$90	$131	$142
Distribution costs	$40	$41	$73	$75
Royalties (NANA)	$61	$79	$82	$92
Depreciation and amortization	$14	$13	$36	$32

Gross profit summary ($ millions)
Before depreciation and amortization	$227	$184	$388	$358
Depreciation and amortization	(14)	(13)	(36)	(33)
After depreciation and amortization	$213	$171	$352	$325

Red Dog’s gross profit, before depreciation and amortization, was $43 million higher in the third quarter compared with the same period last year primarily due to higher zinc, lead and silver prices and higher zinc sales volumes.

Zinc production in the third quarter increased 10% from a year ago to 151,100 tonnes due to higher ore grades. Lead production was 26% lower than the third quarter of last year due to slightly lower ore grades and the processing of near-surface, weathered ore from the Aqqaluk pit. This near-surface, weathered ore is oxidized and negatively impacts the recovery of lead in the mill. We expect the lower lead grades and lead recoveries to continue into 2012.

The 2011 shipping season was completed on October 15, 2011 following the shipment of 1,010,000 tonnes of zinc concentrates and 145,000 tonnes of lead concentrates compared with 1,035,000 and 235,000 tonnes, respectively, for the 2010 shipping season.

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ENERGY

Fort Hills Project (20%)

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of the cost estimates in anticipation of a project sanction decision by the partners in 2013. Should the partners sanction Fort Hills (phase one), production is anticipated to start in mid-2016, ramping up to approximately 160,000 barrels per day of bitumen production.

Our share of the 2011 Fort Hills spending is forecast to be $44 million. Suncor has provided a 2012 preliminary project spending estimate of approximately $800 million, which includes; engineering, site preparation activities, procurement of some long lead items and early works. Our share of the 2012 forecast spending would be $220 million, including our ongoing earn-in commitments.

Lease 421 Area Project (50%)

A seismic program was successfully completed on the Lease 421 Area during the first quarter of 2011. Data acquired during the field seismic program should assist in planning future coreholes.

To date, a total of 59 coreholes have been completed in the Lease 421 Area. The results indicate 49 of the coreholes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with oil sand grades ranging from 9% to 18% by weight with 10-12% fines and overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). These results indicate the potential for a mineable resource; however, both further corehole drilling is required to establish the quantity and quality of any potential resource and environmental baseline data collection is required to assess any future project potential.

Frontier Project (50%)

The Frontier Project regulatory application is planned for submission to regulators in the fourth quarter of 2011. Review and approval of the application is anticipated to take approximately three years. The Frontier Project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen, the first two production lines are planned to have a production capacity of 159,000 barrels per day. The Frontier Project includes an option of developing Equinox as a satellite operation.

No field exploration activities are planned in 2012 and the key focus will be on supporting the regulatory application review, consultations with stakeholders and ongoing engineering studies.

Wintering Hills Wind Power Project (30%)

The Wintering Hills wind power project is proceeding on schedule and on budget. Major construction activities are complete with commissioning proceeding, ahead of an anticipated start-up, in early 2012. Our share of expected power generation in 2012 is 80 GWH’s, which results in 50,000 tonnes of CO2 equivalent offsets.

24	Teck Resources Limited 2011 Third Quarter News Release

OTHER COST AND EXPENSES

Financing expenses were $160 million in the third quarter compared with $169 million a year ago. In the past year we executed several liability management transactions involving the repurchase of debt with interest rates averaging 12.0% and terms to maturity of 6 years and replacing it with interest rates averaging 5.6% and terms to maturity of 18 years. This has resulted in lower interest charges even with the higher total debt levels as a result of the US$2 billion we issued in early July as described on page 27. Our debt and interest charges are denominated in US dollars and the stronger Canadian dollar during the quarter served to further reduce our interest expense in the period. Financing expense under IFRS includes interest expense on debt and additional interest components relating to pension and decommissioning and restoration provisions as disclosed in Note 3 to our interim financial statements. Prior year figures have been retroactively restated to conform to this presentation.

Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, which are further described below, share-based compensation, gains or losses on commodity derivatives, gains or losses on sale of operating or exploration assets, and provisions for our closed properties. Other operating expense, net of other income, was $141 million in the third quarter compared with other operating income of $41 million in the third quarter of 2010. Share-based compensation was a $43 million recovery in the third quarter of 2011 compared with an expense of $40 million last year. Large recoveries and expenses result primarily from decreases or increases in our share price. We incurred negative pricing adjustments in the third quarter of $192 million ($113 million after-taxes) largely due to a significant decline in copper prices in the latter part of September. This compares with positive pricing adjustments of $106 million in the third quarter of 2010.

In addition to changes arising from our conversion to IFRS, pricing adjustments from the sale and purchase of our various products are now included in other operating income (expense). These pricing adjustments were previously included in our revenue or operating costs as applicable. Sales of metals in concentrate or copper cathodes are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Revenue in a quarter is based on prices at the date of sale. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and these are recorded as other operating income (expense). The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

25	Teck Resources Limited 2011 Third Quarter News Release

The table below outlines our outstanding receivable positions, which were provisionally valued at June 30, 2011 and our receivable positions provisionally valued at September 30, 2011.

	Outstanding at		Settled during the		Outstanding at
	June 30, 2011		third quarter		September 30, 2011
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb	Pounds	US$/lb

Copper	150	4.22	129	4.14	149	3.24
Zinc	103	1.05	103	1.05	210	0.87
Lead	-	-	-	-	61	0.93

Non-operating income (expense) includes items that arise from financial and other matters and include such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities and gains and losses on the revaluation of the call options on our high yield notes. In the third quarter of 2011, other non-operating gains were $82 million and included gains on the revaluation of the call options on certain of our high yield notes and gains of $38 million on the sale of marketable securities. This compares with $191 million of other losses in the third quarter of 2010, which included debt repurchase and refinancing charge of $400 million partly offset by gains of $134 million on the sale of marketable securities and gains on the revaluation of our call options.

Income and resource taxes for the quarter were $470 million, or 36% of pre-tax earnings, which is higher than the Canadian statutory income tax rate of 27%. This was mainly due to the effect of resource taxes in Canada and higher tax rates in foreign jurisdictions.

Income tax pools arising out of the Fording transaction in 2008 currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $8.4 billion. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $1.3 billion in the third quarter compared with $962 million a year ago. The increase in cash flow from a year ago was due to higher operating cash flow from our copper, zinc and coal business units resulting from higher metal prices and significantly higher coal prices.

Changes in non-cash working capital items provided a source of cash of $81 million in the third quarter compared with a use of cash of $191 million in the same period a year ago.

Expenditures on property, plant and equipment were $364 million in the third quarter and included $154 million on sustaining capital and $210 million on major development projects. The largest components of sustaining expenditures were at our coal operations which totalled $90 million. Major development expenditures included $18 million for preparatory stripping for Highland Valley Copper’s mine life extension project, $48 million for Antamina’s expansion, $32 million at the Quebrada Blanca hypogene project and $66 million at our coal operations. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations.

26	Teck Resources Limited 2011 Third Quarter News Release

On July 5, we issued US$2 billion of 5.5, 10.5, and 30 year notes in tranches of US$300 million, US$700 million and US$1.0 billion at coupon rates of 3.15%, 4.75% and 6.25%, respectively. Net proceeds from the issue were US$1.98 billion. We expect to use the proceeds for general corporate purposes, which may include anticipated capital spending for project development in our coal, copper and energy businesses and debt repayment.

We have committed bank credit facilities aggregating $1.32 billion, the majority of which mature in 2015. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.19 billion.

COMPREHENSIVE INCOME

We recorded comprehensive income of $849 million in the third quarter, consisting of $839 million of regular profit and $10 million of other comprehensive income. The most significant component of other comprehensive income in the quarter was $230 million on currency translation adjustments on self-sustaining foreign subsidiaries. Partly offsetting this gain was after-tax actuarial losses of $163 million on our defined benefit pension and post-retirement plans and a $56 million of unrealized losses on our marketable securities. Of the $163 million loss on our defined benefit and pension and post retirement plans, approximately 40% was due to our pension assets’ performance, which was less than actuarial assumptions for the period, and the remaining 60% of the loss was generated by a 60 basis point decrease in the discount rate used to value obligations.

OUTLOOK

Despite strong growth from emerging economies, especially China, we continue to experience volatile market prices for our products. Commodity markets have historically been volatile and prices can decline rapidly and customers can defer shipments, which has a substantial impact on our business. The recent financial crisis in Greece and other European nations is having an effect on the global economy, which may affect our business.

As a result of weakening steel markets, we currently expect our annual coal sales volume to be in the range of 22.2 to 23 million tonnes. Achieving this sales range is predicated on full delivery of our contractual volume commitments for the fourth quarter. In addition, our sales volume forecast is based on estimates of demand from customers in growth market areas, most of which purchase coal from us on a vessel-by-vessel basis at prevailing market prices. Concerns about a global economic downturn could further lower demand for imported steelmaking coal and reduce our fourth quarter sales volume. We expect unit mining cost of product sold to be in the range of $71 to $76 per tonne for the year, due primarily to lower coal volumes.

We are revising our 2011 copper sales guidance down to approximately 320,000 tonnes from our previous guidance range of 330,000 to 340,000 tonnes, mainly as a result of the lower expected production from our Quebrada Blanca operation in Chile.

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Capital Expenditures

Our forecast capital expenditures for 2011 are now expected to be approximately $1.3 billion, which is slightly lower than our previous guidance of $1.4 billion, and are summarized in the following table:

($ in millions)	Development	Sustaining	Total

Copper	$ 400	$ 170	$ 570
Coal	270	275	545
Zinc	-	120	120
Energy	65	-	65
Corporate	-	10	10

	$ 735	$ 575	$ 1,310

The amount and timing of actual capital expenditures is dependent upon being able to secure equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. As at September 30, 2011, a portion of our US dollar denominated debt is designated as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our designated US dollar debt are recorded in other comprehensive income.

Taxes

The Peruvian government enacted a new mining tax regime effective October 1, 2011, which includes a Special Mining Tax, a Modified Mining Royalty and a Special Mining Burden. Our Peruvian affiliate, Compañia Minera Antamina S.A. (“CMA”), is operating under a tax stability agreement and is exempt from the Special Mining Tax and the Modified Mining Royalty until 2016. In the interim, CMA will be subject to the Special Mining Burden which applies to its operating margin based on a progressive sliding scale ranging from 4% to 13.12%, which is deductible in computing its Peruvian income taxes.

In October, the Canadian parliament substantively enacted legislation to remove the ability of corporations to defer income for tax purposes through partnership structures. The regulations allow for a phase out period and will not affect our 2011 taxes or financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative

28	Teck Resources Limited 2011 Third Quarter News Release

financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 was our first reporting period under IFRS.

Notes 1 and 10 to the consolidated interim financial statements included in this news release provides more detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Transitional Financial Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we recorded a reduction in our equity of approximately $134 million as at January 1, 2010. The table below outlines adjustments to our equity on adoption of IFRS on September 30, 2010 for comparative purposes.

(Cdn$ in millions)	September 30, 2010

Equity under Canadian GAAP	$15,947
Decommissioning and restoration provisions	150
Borrowing costs	(54)
Employee benefits	(533)
Financial instruments	(16)
Foreign currency translation	(15)
Reversal of impairment	22
Provisions	(4)
Income and resources taxes	163
Total IFRS adjustments to equity	(287)

Equity under IFRS	$15,660

A reconciliation of our comprehensive income under Canadian GAAP and IFRS for the three and nine months ended September 30, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have also recorded a decrease in our profit as previously reported of approximately $15 million and $4 million for the three and nine months ended September 30, 2010, respectively. We have recorded a reduction in our other comprehensive income of approximately $30 million and $149 million for the three and nine months ended September 30, 2010, respectively.

29	Teck Resources Limited 2011 Third Quarter News Release

The following is a summary of the adjustments to comprehensive income for the three and nine months ended September 30, 2010 under IFRS (all of which are outlined in the notes to our consolidated interim financial statements):

(Cdn$ in millions)	Three months ended September 30, 2010	Nine months ended September 30, 2010
Comprehensive income under Canadian GAAP	$322	$1,516
Profit adjustments
Decommissioning and restoration provisions	(8)	(25)
Employee benefits – amortization of actuarial gains and losses	11	30
Financial instruments – embedded derivative	(2)	16
Foreign exchange	(9)	(3)
Income and resource taxes	(7)	(22)
Total profit adjustments	(15)	(4)

Other comprehensive income adjustments
Currency translation adjustments	(15)	(10)
Employee benefits – actuarial gains (losses)	(23)	(200)
Income and resource taxes	8	61
Total other comprehensive income adjustments	(30)	(149)
Total comprehensive income adjustments	(45)	(153)
Comprehensive income under IFRS	$277	$1,363

Cash Flow Impact

The only IFRS transition adjustment that impacted our cash balance in 2010 was as a result of our accounting policy choice to proportionately consolidate joint ventures, specifically Galore Creek. We have recorded our 50% portion of Galore Creek’s cash balance throughout 2010, which did not have a material impact on our cash balances. None of the other IFRS transition adjustments noted above had an impact on our cash balances during 2010.

We have presented cash interest paid as a financing activity in our statements of cash flows under IFRS. Under previous Canadian GAAP, cash interest paid was included as an operating activity. This presentation change will increase our cash flows from operating activities and reduce our cash flows from financing activities in future periods. For the three and nine months ended September 30, 2010 our operating cash flows increased by $42 million and $335 million, respectively, compared to Canadian GAAP, with cash flow from financing activities reduced by the same amount. There is no net impact on cash and cash equivalents as a result of this presentation change.

Financial Statement Presentation Changes

The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate only to the further break-out of balances on the face of the balance sheet including retirement benefit provisions, deferred tax assets and investments in associates. The changes to our cash flow statement are outlined above.

30	Teck Resources Limited 2011 Third Quarter News Release

The following is a summary of the significant changes to our consolidated statement of income:

▪
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

▪
Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, share-based compensation, commodity derivatives, gains or losses on sale of operating assets, and provisions for our closed properties. Non-operating income (expenses) includes items we consider to arise from financial and other matters and includes such items as foreign exchange, debt refinancing, marketable securities gains and losses and gains and losses on the revaluation on the call option on our high-yield notes.

▪
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

▪	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes and settlements receivable and payable. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

31	Teck Resources Limited 2011 Third Quarter News Release

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2011			2010				2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$3,380	$2,796	$2,366	$2,716	$2,414	$2,198	$1,895	$2,167

Gross profit	1,571	1,197	897	1,138	926	848	621	777

EBITDA	1,660	1,461	1,034	1,025	921	887	1,504	1,042

Profit (note 1)	814	756	461	325	316	283	896	411

Earnings per share	$1.38	$1.28	$0.78	$0.55	$0.54	$0.48	$1.52	$0.70

Cash flow from operations	1,383	621	754	1,156	771	834	513	697

(1)	Attributable to common shareholders of the company.
(2)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

OUTSTANDING SHARE DATA

As at October 26, 2011 there were 581,487,106 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 5,779,769 director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2010 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than changes related to our IFRS transition plan, there have been no changes in our internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production at our business units and individual operations, profit and cash flow, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our oil sands investments and other development projects, forecast operating costs, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the sensitivity of our earnings to changes in commodity prices and exchange rates, the impact

32	Teck Resources Limited 2011 Third Quarter News Release

of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, the timing and anticipated production results from the expansion study at Carmen de Andacollo, the statements under the heading “Copper Development Projects,” increased capacity at Neptune Terminals, the anticipated production from the reopening of the Quintette coal mine, capital expenditures and mine production costs, unit cost of product for coal, unit transportation costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of mine permitting currently underway, timing of completion of studies on our projects, the impact of measures to manage selenium discharges, the impact of adoption of International Financial Reporting Standards and the outcome of legal and regulatory proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings and changes or further deterioration in general economic conditions.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in

33	Teck Resources Limited 2011 Third Quarter News Release

transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2010, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2011 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 27, 2011. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

34	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions, except for share data)	2011	2010	2011	2010

Revenues	$3,380	$2,414	$8,542	$6,507

Cost of sales	(1,809)	(1,488)	(4,877)	(4,112)

Gross profit	1,571	926	3,665	2,395

Other operating expenses
General and administration	(28)	(34)	(90)	(104)
Exploration	(33)	(12)	(72)	(37)
Research and development	(6)	(3)	(14)	(13)
Other operating income (expense) (Note 2)	(141)	41	(57)	656

Profit from operations	1,363	918	3,432	2,897

Finance income	27	23	78	72
Finance expense (Note 3)	(160)	(169)	(426)	(538)
Non-operating income (expense) (Note 4)	82	(191)	116	(194)
Share of losses of associates	(3)	(1)	(4)	(2)

Profit before tax	1,309	580	3,196	2,235

Provision for income and resource taxes	(470)	(240)	(1,087)	(661)

Profit	$839	$340	$2,109	$1,574

Profit attributable to:
Shareholders of the company	$814	$316	$2,031	$1,495
Non-controlling interests	25	24	78	79

Profit for the period	$839	$340	$2,109	$1,574
Earnings per share
Basic	$1.38	$0.54	$3.44	$2.54

Diluted	$1.37	$0.54	$3.42	$2.53

Weighted average shares outstanding (millions)	590.8	589.5	590.8	589.4

Shares outstanding at end of period (millions)	590.8	589.6	590.8	589.6

The accompanying notes are an integral part of these financial statements.

35	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2011	2010	2011	2010

Profit	$839	$340	$2,109	$1,574

Other comprehensive income (loss) in the period
Currency translation differences (net of taxes of $43, $(22), $24 and $(14))	230	(37)	175	(26)
Available-for-sale financial instruments (net of taxes of $9, $6, $11 and $5)	(56)	(20)	(86)	(32)
Cash flow hedges (net of taxes of $(1), $(3), $nil and $5)	(1)	9	(3)	(14)
Actuarial loss on retirement benefit obligations (net of taxes of $71, $8, $81 and $61) (Note 5(c))	(163)	(15)	(185)	(139)

Total other comprehensive income (loss) for the period	10	(63)	(99)	(211)

Total comprehensive income for the period	$849	$277	$2,010	$1,363

Other comprehensive income (loss) attributable to:
Non-controlling interests	3	(2)	2	(2)
Shareholders of the company	7	(61)	(101)	(209)

	10	$(63)	(99)	$(211)

Comprehensive income attributable to:
Non-controlling interests	28	22	80	77
Shareholders of the company	821	255	1,930	1,286

	$849	$277	$2,010	$1,363

The accompanying notes are an integral part of these financial statements.

36	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2011	2010	2011	2010

Operating activities
Profit	$839	$340	$2,109	$1,574
Items not affecting cash
Depreciation and amortization	243	219	689	691
Provision for deferred income and resource taxes	210	48	489	145
Share of loss of associates	3	1	4	2
Gain on sale of investments and assets	(37)	(142)	(173)	(857)
Unrealized gain on derivatives	(95)	(58)	(87)	(78)
Foreign exchange loss (gains)	19	(34)	9	(52)
Loss on debt repurchase	-	400	-	441
Finance income	(27)	(23)	(78)	(72)
Finance expense	160	169	426	538
Other	(13)	42	(5)	13

	1,302	962	3,383	2,345
Net change in non-cash working capital items	81	(191)	(625)	(227)
	1,383	771	2,758	2,118
Investing activities
Property, plant and equipment	(364)	(202)	(862)	(510)
Financial investments and other assets	(68)	(25)	(139)	(37)
Proceeds from the sale of investments and other assets	63	1	218	1,092
Decrease in restricted cash	-	-	-	91

	(369)	(226)	(783)	636
Financing activities
Issuance of debt	1,907	1,480	1,907	1,503
Repayment of debt	(15)	(1,428)	(93)	(3,883)
Interest paid	(82)	(42)	(257)	(335)
Issuance of Class B subordinate voting shares	1	2	4	7
Dividends paid	(177)	(118)	(354)	(118)
Distributions to non-controlling interests	(13)	(9)	(41)	(56)

	1,621	(115)	1,166	(2,882)

Effect of exchange rate changes on cash and cash equivalents	311	(12)	287	(25)

Increase (decrease) in cash and cash equivalents	2,946	418	3,428	(153)

Cash and cash equivalents at beginning of period	1,314	760	832	1,331

Cash and cash equivalents at end of period	$4,260	$1,178	$4,260	$1,178

The accompanying notes are an integral part of these financial statements.

37	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)
	September 30,	December 31,
(Cdn$ in millions)	2011	2010

ASSETS

Current assets
Cash and cash equivalents	$4,260	$832
Trade accounts receivable and other	1,437	1,094
Inventories	1,657	1,374
	7,354	3,300

Investments	247	347
Investments in associates	705	659
Property, plant and equipment	22,755	22,309
Deferred income and resource tax assets	375	345
Other assets	543	458
Goodwill	1,661	1,637
	$33,640	$29,055
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and accrued liabilities	$1,343	$1,347
Dividends payable	-	177
Current income and resource taxes payable	158	161
Current portion of debt	368	65

	1,869	1,750

Debt (Note 7)	6,879	4,883
Deferred income and resource tax liabilities	5,359	4,899
Retirement benefit obligations	760	546
Other liabilities and provisions	1,066	1,082

Equity
Attributable to shareholders of the company	17,540	15,773
Attributable to non-controlling interests	167	122
	17,707	15,895
	$33,640	$29,055

The accompanying notes are an integral part of these financial statements.

38	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(Cdn$ in millions)	2011	2010

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,795	6,750
Issued on exercise of options	5	10

End of period	6,800	6,760

Retained earnings
Beginning of period	8,840	7,398
Profit for the period attributable to shareholders of the company	2,031	1,495
Dividends declared	(177)	(118)
Actuarial loss on retirement benefit obligations	(185)	(139)

End of period	10,509	8,636

Contributed surplus
Beginning of period	84	85
Share-based payment expense	10	8
Transfer to Class B subordinate voting shares on exercise of options	(1)	(2)

End of period	93	91

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 5(b))
Beginning of period	47	116
Other comprehensive income (loss) before actuarial loss on retirement benefit obligations	84	(72)

End of period	131	44

Non-controlling interests
Beginning of period	122	101
Total comprehensive income	80	77
Other	6	-
Dividends or distributions	(41)	(56)

End of period	167	122

Total equity	$17,707	$15,660

The accompanying notes are an integral part of these financial statements.

39	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

We prepare our financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in these condensed interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed below, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 10 discloses the impact of the transition to IFRS on our reported balance sheet, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our condensed interim consolidated financial statements for the three months ended March 31, 2011. The policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of October 26, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended December 31, 2010 and our interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

We applied IFRS 1 in preparing these IFRS consolidated interim financial statements. The effects of the transition to IFRS on equity, total comprehensive income and cash flows are presented in Note 10.

First-Time Adoption Exemptions Applied

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on our transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS. The elections we have chosen to apply and that are considered significant to the company include decisions to:

▪	not restate previous business combinations and the accounting thereof;

▪
measure property, plant and equipment associated with the Duck Pond and Pend Oreille mines at deemed cost, being the carrying value of property, plant and equipment at the date of previously recorded impairments;

▪
recognize all cumulative actuarial gains and losses on defined benefit pension plans and non-pension post-retirement benefit plans as at January 1, 2010, the date of transition, within retained earnings;

▪	not apply IFRS 2, Share-based Payments to liabilities arising from share-based payment transactions that were settled before January 1, 2010;

40	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS, continued

▪
apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) as of the date of transition to IFRS. IFRIC 1 requires specified changes in decommissioning, restoration or similar liabilities to be added to or deducted from the cost of the asset to which it relates and the adjusted depreciable amount of the asset to then be depreciated prospectively over its remaining useful life;

▪	apply the requirements of IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying assets effective June 1, 2009;

▪	reset the cumulative translation difference reserve for all foreign operations to zero at the date of transition to IFRS; and

▪	not retrospectively apply the requirements of IAS 32, Financial Instruments - Presentation to compound financial instruments settled before January 1, 2010.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2011	2010	2011	2010

Gain (loss) on sale of operating assets	$(2)	$8	$129	$720
Commodity derivatives	13	3	-	7
Pricing adjustments (a)	(192)	106	(214)	23
Share-based compensation (Note 5(a))	43	(40)	48	(53)
Other	(3)	(36)	(20)	(41)

	$(141)	$41	$(57)	$656

a)	Pricing Adjustments

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

41	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2011	2010	2011	2010

Debt interest	$125	$132	$320	$425
Financing fees and amortization	3	4	8	14
Pension liability accretion	25	25	74	76
Decommissioning and restoration provision accretion	12	8	39	24
Less interest capitalized	(5)	-	(15)	(1)

	$160	$169	$426	$538

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2011	2010	2011	2010

Foreign exchange gains (losses)	$(17)	$18	$(9)	$38
Other derivative gains	62	57	80	72
Debt repurchase and financing costs	-	(400)	-	(441)
Gain on sale of investments	38	134	44	137
Other	(1)	-	1	-

	$82	$(191)	$116	$(194)

5.	EQUITY

a)	Share-Based Payments

During 2011, we granted 910,275 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $58.71, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $19.44 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 2.63%, a dividend yield of 1.02% and an expected volatility of 41%.

During 2011, we issued 414,710 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at September 30, 2011 was 4,042,936.

A share-based compensation recovery of $48 million (2010 - $53 million expense) was recorded for the nine months ended September 30, 2011 in respect of all outstanding share options and units.

42	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	EQUITY, continued

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	September 30,	September 30,
(Cdn$ in millions)	2011	2010

Currency translation adjustment	$108	$(26)
Unrealized gains on investments (net of tax of $(3), and $(8))	23	69
Unrealized gains on cash flow hedges (net of tax of nil and $(1))	-	1

	$131	$44

Accumulated other comprehensive income (loss) attributable to:
Non-controlling interests	$-	$-
Shareholders of the company	131	44

	$131	$44

c)	Actuarial Gain (Loss) on Retirement Benefit Obligations

During the third quarter, the revaluation of our defined benefit pension plans and other post-employment benefits generated a $234 million pre-tax loss through other comprehensive income. Approximately 40% of this loss was due to our pension assets’ performance, which was less than actuarial assumptions for the period, with the remaining 60% of the loss generated by a 60 basis point decrease in the discount rate used to value obligations.

In determining our retirement benefit obligations, the following discount rates have been used:

	September 30, 2011	June 30, 2011	December 31, 2010

Discount rate for post-employment benefits	4.40%	5.00%	5.10%

6.	SEGMENT INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate, based on the primary products we produce and our development projects. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other income (expense) includes general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length pricing. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

43	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	SEGMENT INFORMATION, continued

	Three months ended September 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	808	1,717	913	-	-	3,438
Less: Inter-segment revenues	-	-	(58)	-	-	(58)

Revenues	808	1,717	855	-	-	3,380

Gross profit	361	954	256	-	-	1,571
Other operating income (expenses)	(195)	-	(18)	-	5	(208)

Profit from operations	166	954	238	-	5	1,363

Net finance expense	-	(9)	(6)	-	(118)	(133)
Non-operating income (expenses)	27	34	-	-	21	82
Share of profit (loss) from associates	-	-	-	-	(3)	(3)

Profit before tax	193	979	232	-	(95)	1,309

Capital expenditures	150	156	32	21	5	364

	Three months ended September 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	566	1,150	749	-	-	2,465
Less: Inter-segment revenues	-	-	(51)	-	-	(51)

Revenues	566	1,150	698	-	-	2,414

Gross profit	240	496	190	-	-	926
Other operating income (expenses)	38	20	26	-	(92)	(8)

Profit from operations	278	516	216	-	(92)	918

Net finance expense	(2)	(4)	(4)	-	(136)	(146)
Non-operating income (expenses)	-	-	-	-	(191)	(191)
Share of profit (loss) from associates	-	-	-	(1)	-	(1)

Profit before tax	276	512	212	(1)	(419)	580

Capital expenditures	71	99	25	4	3	202

44	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	SEGMENT INFORMATION, continued

	Nine months ended September 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	2,330	4,207	2,183	-	-	8,720
Less: Inter-segment revenues	-	-	(178)	-	-	(178)

Revenues	2,330	4,207	2,005	-	-	8,542

Gross profit	1,114	2,019	532	-	-	3,665
Other operating income (expenses)	(117)	-	(41)	-	(75)	(233)

Profit from operations	997	2,019	491	-	(75)	3,432

Net finance expense	(3)	(23)	(16)	-	(306)	(348)
Non-operating income (expenses)	27	34	-	-	55	116
Share of profit (loss) from associates	-	-	-	-	(4)	(4)

Profit before tax	1,021	2,030	475	-	(330)	3,196

Total assets	7,532	16,916	3,006	1,140	5,046	33,640

Capital expenditures	374	376	59	39	14	862

	Nine months ended September 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	1,734	3,136	1,797	-	-	6,667
Less: Inter-segment revenues	-	-	(160)	-	-	(160)

Revenues	1,734	3,136	1,637	-	-	6,507

Gross profit	817	1,163	415	-	-	2,395
Other operating income (expenses)	(24)	44	636	-	(154)	502

Profit from operations	793	1,207	1,051	-	(154)	2,897

Net finance expense	(6)	(13)	(12)	-	(435)	(466)
Non-operating income (expenses)	-	-	-	-	(194)	(194)
Share of profit (loss) from associates	-	-	-	(2)	-	(2)

Profit before tax	787	1,194	1,039	(2)	(783)	2,235

Total assets	7,126	16,216	2,790	1,027	2,037	29,196

Capital expenditures	253	189	55	5	8	510

45	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	DEBT

In July 2011, we issued US$300 million of senior unsecured notes due January 2017, US$700 million of senior unsecured notes due January 2022, and US$1.0 billion of senior unsecured notes due July 2041. The 2017 notes bear interest at 3.15% per annum and were issued at 99.964% of face value. The 2022 notes bear interest at 4.75% per annum, were issued at 99.843% of face value and are callable at 100% at any time on or after October 15, 2021. The 2041 notes bear interest at 6.25%, were issued at 99.715% of face value and are callable at 100% at any time on or after January 15, 2041. Net proceeds from these three issues were US$1.98 billion after underwriting discounts and issue costs.

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2011, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

a)	Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is now scheduled to be tried in September, 2012.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

b)	Heap Leach Patent

Quebrada Blanca has been sued for patent infringement in connection with a method it has employed to re-mine heap leach stock piles with a view to enhancing leach recoveries. Quebrada Blanca is vigorously defending the action, and has brought parallel proceedings to have the patent declared invalid. While Quebrada Blanca is advised that there are defenses to the infringement suit and good grounds on which the patent should be declared invalid, there can be no assurance that the matter will be ultimately resolved in Quebrada Blanca’s favour. While it is not possible at this time to definitively estimate the extent of any potential damages, those damages are not expected to be material.

9.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

46	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS

a)	Reconciliation of Equity

 A reconciliation between equity under Canadian GAAP and IFRS as at September 30, 2010 is provided below.

(Cdn$ in millions)	Note	September 30, 2010

Equity under Canadian GAAP		15,947
Decommissioning and restoration provisions (“DRP”)	(i)	150
Borrowing costs	(ii)	(54)
Employee benefits	(iii)	(533)
Financial instruments	(iv)	(16)
Foreign currency translation	(v)	(15)
Reversal of impairment	(vi)	22
Provisions	(vii)	(4)
Income and resource taxes	(viii)	163
Total IFRS adjustments to equity		(287)

Equity under IFRS		$15,660

The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by us. These differences result in the adjustments in the table above.

i)	Decommissioning and restoration provisions

The adjustment on transition to IFRS measures the DRP (referred to as an Asset Retirement Obligation under Canadian GAAP) in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). We applied the IFRS 1 exemption to not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (Note 1). This optional exemption allowed us to record an adjustment for the opening depreciated cost of the decommissioning and restoration asset on transition to IFRS. Accordingly, we recorded an adjustment to increase the DRP asset by $65 million and an adjustment to reduce the DRP liability by $110 million for a total adjustment that increased equity by $175 million on transition to IFRS, on January 1, 2010.

As at September 30, 2010, the cumulative increase in equity of $150 million includes the $175 million increase noted in the paragraph above for DRPs on transition to IFRS and a $25 million reduction described below in the comprehensive income reconciliation for the nine months ended September 30, 2010 (Note 10(b)).

ii)	Borrowing costs

Under Canadian GAAP, borrowing costs can be capitalized for investments accounted for using the equity method, provided that the investee has activities in progress necessary to commence its planned principal operations, and the investee’s activities include the use of funds from the investor to acquire qualifying assets for its operations.

Under IFRS, capitalization of borrowing costs by the parent on projects being performed by an associate is not permitted, as an investment in an associate is not considered a qualifying asset. Borrowing costs may only be capitalized if the associate has its own borrowings and a qualifying asset. Accordingly, we have recorded an adjustment of $54 million on transition to IFRS on January 1, 2010 to reverse all borrowing costs previously capitalized under Canadian GAAP for the Fort Hills Oil Sands Project.

47	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

We selected June 1, 2009 as the date that we began applying IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying projects. As at January 1, 2010, no qualifying projects that commenced after June 1, 2009 had material expenditures and accordingly, did not result in the capitalization of any borrowing costs.

As at September 30, 2010, the cumulative adjustment to equity only includes the $54 million reduction noted in the paragraphs above for borrowing costs on transition to IFRS. No borrowing costs were capitalized during the nine months ended September 30, 2010.

iii)	Employee benefits

Actuarial gains and losses result from differences between the actuarial assets and liabilities and the amounts recorded in the financial statements. IFRS 1 allows for an optional exemption on first-time adoption of IFRS to recognize all previously recorded unamortized actuarial gains and losses immediately to retained earnings on the transition date. If this exemption is not taken, actuarial gains and losses would have to be calculated under IFRS from the inception of each of our defined benefit pension and non-pension post-retirement benefit plans. We have elected to take this exemption (Note 1) and thus, have recognized cumulative unamortized actuarial gains and losses into retained earnings for all defined benefit pension and non-pension post-retirement benefit plans on transition to IFRS. This reduced our IFRS equity by $287 million on January 1, 2010.

Under Canadian GAAP, past service costs are deferred and amortized on a straight line basis over the expected average remaining service life of employee. IFRS requires all vested past service costs to be immediately recognized into earnings. A $76 million reduction in equity was recorded to expense all vested past service costs into retained earnings on transition to IFRS on January 1, 2010. Therefore, total adjustments related to employee benefits amounted to a $363 million reduction in equity on transition to IFRS on January 1, 2010.

As at September 30, 2010, the cumulative adjustment to equity includes the $363 million reduction noted above, a $30 million increase in equity recorded through profit and loss, and a $200 million reduction to equity recorded through other comprehensive income. Adjustments recorded through profit and loss and other comprehensive income are described below in the comprehensive income reconciliation for the nine months ended September 30, 2010 (Note 10(b)).

iv)	Financial instruments
Under Canadian GAAP, when the quantity to be purchased (or notional amount) in a contract that otherwise meets the definition of a derivative is not specified or otherwise determinable, the arrangement does not meet the definition of a derivative. Under IFRS, there is no similar exclusion and as such, if the quantity to be purchased is not specified, a reliable estimate would be required and if a reliable estimate could not be made, the whole contract would be accounted for as a derivative. As a result of this difference, an additional embedded derivative was recorded on transition to IFRS, reducing equity by $32 million on January 1, 2010.

As at September 30, 2010, the cumulative reduction in equity of $16 million includes the $32 million reduction on transition noted in the paragraph above, and a $16 million increase in equity described below in the comprehensive income reconciliation for the nine months ended September 30, 2010 (Note 10(b)).

v)	Foreign currency translation

On transition to IFRS on January 1, 2010, a $2 million reduction in equity relating to integrated foreign operations under Canadian GAAP was recorded. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS. This applies to only a few of our foreign exploration operations.

48	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

As at September 30, 2010, the cumulative reduction in equity of $15 million includes the $2 million reduction noted in the paragraph above for IFRS transition, a $3 million reduction recorded through profit and loss, and a $10 million reduction recorded through other comprehensive income. Adjustments recorded through profit and loss and other comprehensive income are described below in the comprehensive income reconciliation for the nine months ended September 30, 2010 (Note 10(b)).

vi)	Reversal of impairment

Under IFRS, impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. The reversal of impairment losses is not permitted under Canadian GAAP. This applies to property, plant and equipment and exploration and evaluation assets. An adjustment of $22 million has been recorded on transition to IFRS on January 1, 2010 to reverse an impairment loss previously recorded for an exploration and evaluation property that is no longer impaired at the date of transition to IFRS. No additional impairment reversals were identified on transition to IFRS.

As at September 30, 2010, the cumulative reduction in equity is $22 million, as no additional impairment reversals were identified under IFRS.

vii)	Provisions

On transition to IFRS on January 1, 2010, an additional provision was identified under IAS 37 relating to a constructive obligation. Accordingly, a provision of $4 million was recorded on January 1, 2010.

As at September 30, 2010, the cumulative reduction in equity includes the $4 million noted in the paragraph above. No adjustments were made to provisions during the nine months ended September 30, 2010.

viii)	Income and resource taxes

The income and resource taxes adjustment as at January 1, 2010 increased equity by $124 million. This includes the following items:

▪
Tax effect of IFRS adjustments – An adjustment of $65 million relating to the deferred income and resource tax impact of the Canadian GAAP and IFRS reconciling differences discussed above was recorded, increasing equity on transition to IFRS.

▪
Reversal of a deferred tax liability on acquisition of an asset – Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Accordingly, on transition to IFRS, we have reversed the deferred tax liability recorded on the acquisition of an asset in a prior period that did not constitute a business combination. The foreign exchange impact of this tax adjustment increased equity by $6 million on transition to IFRS.

▪
Differences on what constitutes an income tax – The definition of what constitutes an income tax is different under IFRS and Canadian GAAP. As a result, two items have been identified that will be accounted for differently under IFRS. The first is the workers’ participation at Antamina, which was accounted for as an income tax under Canadian GAAP. Worker’s participation will no longer be considered an income tax under IFRS and will instead be accounted for as an employee benefit. As a result, an adjustment of $12 million has been recorded to derecognize the deferred tax liability relating to our share of Antamina’s workers’ participation and increase equity on transition to IFRS. The second item is the Alaska Mining License Tax (“AMLT”), which was accounted for as an operating cost under Canadian GAAP. AMLT is considered a resource tax accounted for as an income tax under IFRS and accordingly, an adjustment has been recorded to recognize a deferred tax liability of $20 million for AMLT and reduce equity on transition to IFRS.

49	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, CONTINUED

▪
Uncertain tax positions – The recognition and measurement of uncertain tax positions is interpreted differently under IFRS compared to Canadian GAAP. Under IFRS there is no specific standard relating to uncertain tax positions and therefore, we have applied the recognition and measurement criteria for provisions in IAS 37 to account for uncertain tax positions. As a result, an adjustment has been recorded to recognize additional assets from uncertain tax positions on transition to IFRS. This increased equity by $61 million on transition to IFRS.

As at September 30, 2010, the cumulative increase to equity of $163 million includes the $124 million increase noted in the paragraphs above for income and resource taxes, a $22 million decrease recorded through profit and loss, and a $61 million increase recorded through other comprehensive income. Adjustments recorded through profit and loss and other comprehensive income are described below in the comprehensive income reconciliation for the nine months ended September 30, 2010 (Note 10(b)).

b)	Reconciliation of Total Comprehensive Income

A reconciliation between the Canadian GAAP and IFRS total comprehensive income for the three and nine months ended September 30, 2010 is provided below.

(Cdn$ in millions)	Note	Three months ended September 30, 2010	Nine months ended September 30, 2010

Comprehensive Income under Canadian GAAP		$322	$1,516
Profit adjustments
Decommissioning and restoration provision	(i)	(8)	(25)
Employee benefits	(ii)	11	30
Financial instruments	(iii)	(2)	16
Foreign exchange	(iv)	(9)	(3)
Income and resource taxes	(v)	(7)	(22)

Other comprehensive income adjustments
Currency translation adjustments	(vi)	(15)	(10)
Employee benefits	(vii)	(23)	(200)
Income and resource taxes	(viii)	8	61

Total IFRS adjustments to comprehensive income		(45)	(153)

Comprehensive Income under IFRS		$277	$1,363

i)	Decommissioning and restoration provision

Under IFRS, the DRP is required to be recalculated using a new discount rate at each reporting period. The change in the discount rate for operating sites is adjusted through the DRP asset and DRP liability. The change in the discount rate for dormant sites is adjusted through profit and loss and the DRP liability. The change in the discount rate for dormant sites reduced comprehensive income by $6 million and $20 million for the three and nine months ended September 30, 2010, respectively. In addition, the DRP asset amortization and DRP accretion expense increased by approximately $2 million and $5 million for the three and nine months ended September 30, 2010, respectively, compared to Canadian GAAP.

50	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

ii)	Employee benefits – amortization of actuarial gains (losses)

As noted above, we applied the IFRS 1 optional exemption to recognize cumulative actuarial gains (losses) into retained earnings on transition to IFRS. Accordingly, the amortization of the cumulative actuarial gains (losses) recorded under the corridor method (see below) for Canadian GAAP have been reversed under IFRS. This increased comprehensive income by $11 million and $30 million for the three and nine months ended September 30, 2010, respectively, compared to Canadian GAAP.

iii)	Financial instruments

As noted above, we recorded an additional embedded derivative on transition to IFRS on January 1, 2010. This embedded derivative is marked to market every reporting period under IFRS and accordingly, losses of $2 million and gains of $16 million were recorded for the three and nine months ended September 30, 2010, respectively.

iv)	Foreign exchange

On transition to IFRS, we reversed a deferred tax liability relating to the acquisition of an asset that did not constitute a business combination under IFRS. This deferred tax liability was recorded in US dollars and the foreign exchange was recorded through profit and loss under Canadian GAAP. Since this deferred tax liability was reversed on January 1, 2010, the foreign exchange recorded under Canadian GAAP has also been reversed. This decreased comprehensive income by approximately $8 million and $6 million for the three and nine months ended September 30, 2010, respectively. In addition, $1 million of foreign exchange losses and $3 million in foreign exchange gains were recorded in the three and nine months ended September 30, 2010, respectively, as a result of the change to the current rate method for all foreign subsidiaries, as discussed above.

v)	Income and resource taxes – profit adjustments

The income and resource taxes adjustments for the three and nine months ended September 30, 2010 include an adjustment related to the change in treatment of AMLT to a resource tax accounted for as an income tax under IFRS and the tax effect of the IFRS adjustments to profit noted above. In addition, adjustments were made in the three months ended September 30, 2010 for differences in the treatment of workers’ participation and reinvestment of profit under IFRS compared to Canadian GAAP.

vi)	Currency translation adjustments

Certain of the IFRS adjustments are denominated in US dollars as they arise in entities with a US dollar functional currency. Foreign currency translation adjustments arise when translating these adjustments to Canadian dollars on consolidation. The foreign exchange impact has been calculated for all non-Canadian dollar adjustments and has been recorded in other comprehensive income through the foreign currency translation adjustment.

vii)	Employee benefits – actuarial gains (losses)

Under Canadian GAAP, the corridor method was applied for recognizing actuarial gains and losses. Under this method, cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, were amortized over the average remaining service life of the related employees. IFRS provides an option for recognizing actuarial gains and losses where an entity can recognize actuarial gains and losses through other comprehensive income and directly into retained earnings. Under IFRS, our accounting policy is to recognize actuarial gains and losses through other comprehensive income and immediately into retained earnings. Accordingly, we have recorded an adjustment of $23 million and $200 million to reduce other comprehensive income for the three and nine months ended September 30, 2010, respectively.

51	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

viii)	Income and resource taxes – other comprehensive income adjustments

The income and resource tax adjustment to other comprehensive income relates to the tax impact of the actuarial gains (losses) recognized in other comprehensive income for the three and nine months ended September 30, 2010.

c)	Statement of Cash Flows

The IFRS transition adjustments noted above did not have an impact on cash and cash equivalents.

The only change in cash and cash equivalents is as a result of our accounting policy to proportionately consolidate joint ventures, including jointly controlled entities. The Galore Creek Partnership (“Galore Creek”) in which we own a 50% partnership interest was previously equity accounted under Canadian GAAP as a variable interest entity and is now proportionately consolidated under IFRS as a jointly controlled entity. This change does not impact IFRS equity on January 1, 2010 or throughout 2010 and does not impact comprehensive income in 2010. The change does impact cash and cash equivalents as we proportionately consolidate Galore Creek’s cash balance under IFRS. Cash and cash equivalents increased by $2 million and $1 million on January 1, 2010 and September 30, 2010, respectively, as a result of this change.

We present cash interest paid as a financing activity in our statements of cash flows under IFRS. Under Canadian GAAP, cash interest paid was included as an operating activity. This change in classification under IFRS increased our cash flow from operating activities and decreased our cash flow from financing activities by $42 million and $335 million for the three and nine months ended September 30, 2010, respectively, compared to Canadian GAAP. There is no net impact on cash and cash equivalents as a result of this presentation change.

d) Financial Statement Presentation Changes

The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate only to the further break-out of balances on the face of the balance sheet including retirement benefit provisions, deferred tax assets and investments in associates. The changes to our cash flow statement are outlined above.

The following is a summary of the significant changes to our consolidated statement of income:

▪
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

▪
Other operating income and expenses includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, share-based compensation, commodity derivatives, gains or losses on sale of operating assets, and provisions for our closed properties. Non-operating income and expenses includes items we consider to be unrelated to the operation of our business, such as foreign exchange, debt refinancing costs and marketable securities gains and losses.

▪
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

52	Teck Resources Limited 2011 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FIRST-TIME ADOPTION OF IFRS, continued

▪	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

53	Teck Resources Limited 2011 Third Quarter News Release